EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2024, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated March 11, 2025, and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with IFRS Accounting Standards  as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of March 11, 2025, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd.  We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR+ at www.sedarplus.ca.

Business Description

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada (except for the province of Quebec) and the United States, and its common shares are listed on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the year ended December 31, 2024, have been conducted on the Avino Property and the La Preciosa Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the Avino Mine located on the property. The Avino Property also hosts the San Gonzalo Mine, which is currently on care and maintenance. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property. The Company also owns interests in mineral properties located in British Columbia and Yukon, Canada.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Operational Highlights

HIGHLIGHTS (Expressed in US$, unless otherwise noted)	Fourth Quarter 2024	Fourth Quarter 2023	Change	Year 2024	Year 2023	Change
Operating
Tonnes Milled	181,733	143,738	26%	648,774	615,373	5%
Silver Ounces Produced	283,794	224,723	26%	1,109,214	928,643	19%
Gold Ounces Produced	2,560	1,452	76%	7,477	7,335	2%
Copper Pounds Produced	1,773,694	1,317,793	35%	6,197,603	5,304,808	17%
Silver Equivalent Ounces[1] Produced	735,557	558,460	32%	2,652,498	2,415,232	10%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	889,294	584,061	52%	2,562,211	2,086,485	23%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$13.88	$15.04	-8%	$14.84	$15.61	-5%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$18.62	$21.67	-14%	$20.57	$21.87	-6%

1. In Q4 2024, AgEq was calculated using metal prices of $31.34 per oz Ag, $2,662 per oz Au and $4.17 per lb Cu. In Q4 2023, AgEq was calculated using metals prices of $23.23 oz Ag, $1,976 oz Au and $3.71 lb Cu. For FY 2024, AgEq was calculated using metal prices of $28.24 per oz Ag, $2,387 per oz Au and $4.15 per lb Cu. For FY 2023, AgEq was calculated using metal prices of $23.39 oz Ag, $1,976 oz Au and $3.85 lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Fourth Quarter 2024	Fourth Quarter 2023	Change	Year 2024	Year 2023	Change
Financial Operating Performance
Revenues	$24,382	$12,530	95%	$66,178	$43,889	51%
Mine operating income	$10,456	$2,561	308%	$23,201	$7,819	197%
Net income	$5,092	$563	804%	$8,100	$542	1394%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$9,099	$1,120	712%	$18,037	$2,506	620%
Adjusted earnings[1]	$9,950	$1,972	405%	$21,333	$4,601	364%
Cash provided by operating activities	$15,551	$621	2404%	$23,124	$1,488	1454%
Mine operating cash flow before taxes[1]	$11,878	$3,597	230%	$27,578	$11,017	150%
Per Share Amounts
Earnings per share – basic	$0.04	$0.00	100%	$0.06	$0.00	100%
Earnings per share – diluted	$0.03	$0.00	100%	$0.06	$0.00	100%
Adjusted earnings per share[1]	$0.07	$0.02	250%	$0.15	$0.04	275%
HIGHLIGHTS (Expressed in 000’s of US$)	December 31, 2024	September 30, 2024	Change	December 31, 2024	December 31, 2023	Change
Liquidity & Working Capital
Cash	$27,317	$7,767	252%	$27,317	$2,688	916%
Working capital[1]	$25,235	$15,878	59%	$25,235	$9,727	159%

1. Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

4th Quarter 2024 Highlights

•	Record quarterly revenues of $24.4 million, an increase of 95% from Q4 2023

•	Record quarterly record gross profit (mine operating income) of $10.5 million, an increase of 308% from Q4 2023

•	Net income of $5.1 million, or $0.03 per share

•	Adjusted earnings of $10 million, or $0.07 per share

•	Cash flow provided by operating activities of $15.6 million

•	Mine operating cash flow before taxes of $11.9 million

•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $9.1 million

•	Cash costs per silver equivalent payable ounce sold of $13.88, a cost reduction of 8% from Q4 2023

•	All in sustaining cash costs per silver equivalent payable ounce sold of $18.62, an improvement of 14% from Q4 2023

•	Cash balance at quarter end of $27.3 million, a 252% increase from the beginning of the quarter

Silver Equivalent Production Increased 32%:

Avino produced 735,557 silver equivalent ounces in Q4 2024, representing a 32% increase from Q4 of 2023 and a 10% increase compared to the previous quarter. The increase was driven by improved gold grades and increased mill throughput.

Mill Throughput increased 26%:

The Company processed 181,733 tonnes in Q4 2024, a 26% increase compared to Q4 2023, and the highest quarter in the Company’s history. Mill availability and performance is a result of considerable efforts from our operations team in Durango, allowing for meaningful improvements in operational metrics, as well as improving the Company’s cash and working capital positions.

Gold Production Increased 76%:

Q4 2024 production of 2,560 gold ounces represented a 76% increase compared to Q4 2023 and was our highest quarter of gold production in 2024. Improved feed grade accounted for the majority of the increase, alongside the mill availability noted above.

Balance Sheet Strength:

Avino had $27.3 million in cash at the end of 2024 and remains debt-free, excluding operating equipment leases, demonstrating significant cash flow generation throughout Q4 2024. Our strong balance sheet and working capital will provide the foundation to support our transformational growth plan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

FY 2024 Highlights

•	Record annual revenues of $66.2 million, an increase of 51% from 2023

•	Record annual gross profit (mine operating income) of $23.2 million, an increase of 197% from 2023

•	Net income of $8.1 million, or $0.06 per share

•	Adjusted earnings of $21.3 million, or $0.15 per share

•	Cash flow provided by operating activities of $23.1 million

•	Mine operating income before taxes of $27.6 million

•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $18.0 million

•	Cash costs per silver equivalent payable ounce sold of $14.84, a cost reduction of 5% from 2023

•	All in sustaining cash costs per silver equivalent payable ounce sold of $20.57, an improvement of 6% from 2023

•	Cash balance at year end of $27.3 million, a 916% increase from 2023

•	Working capital of $25.2 million, a 159% increase from 2023

Consistent Production at Avino:

During the year, production increased significantly due to overall mill performance and availability. With production of 2.65 million silver equivalent ounces, the Company completed the year within our targeted full year production of 2.5 to 2.8 million silver equivalent ounces, as disclosed in February 2024. Production guidance for 2025 consists of a range of 2.5 million to 2.8 million silver equivalent ounces. Silver equivalent ounces in our production guidance range are calculated using prices of $30.00 per ounce for silver, $2,600 per ounce for gold, and $4.18 per pound of copper.

La Preciosa Progress:

Following the signing of the long-term land use agreement with a local community on January 9th, 2024, the Company announced that underground development at its 100%-owned La Preciosa Property (“La Preciosa”) has commenced following receipt of all required permits for mining operations.

With many of the necessary outbuildings completed, Avino has proactively prepared its mining fleet and is now advancing the development of a 350-metre mine access and haulage decline. This is designed to intercept the high-grade La Gloria and Abundancia veins, aligning with the Company’s mine development plan. Development for the first phase at La Preciosa is expected to be under $5M and will be funded from cash reserves. Our strong balance sheet and working capital will provide the foundation to support our transformational growth plans, which will be further outlined in our 2025 Outlook.

Health and Safety Performance Improvements:

The Company achieved a reduction in Lost Time Incident Frequency Rate (“LTIFR”) of 32% for 2024 to 3.39 per 1,000,000 hours worked, while seeing an increase in hours worked by 47% at the Avino operations. Reportable lost time incident frequency rate also decreased to 0.07, down over 90% from 2023.

Balance Sheet Strength:

Avino had $27.3 million in cash at the end of 2024 and remains debt-free, excluding operating equipment leases, demonstrating significant cash flow generation throughout Q4 2024. Our strong balance sheet and working capital will provide the foundation to support our transformational growth plan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Financial Results – Three months ended December 31, 2024, compared to three months ended December 31, 2023

	2024	2023
Revenue from mining operations	$24,382	$12,530
Cost of sales	13,926	9,969
Mine operating income	10,456	2,561

Operating expenses:
General and administrative expenses	1,708	1,621
Share-based payments	434	460
Income before other items	8,314	480

Other items:
Interest and other income	287	180
Loss on long-term investments	(259)	(31)
Unrealized loss on derivative liability	(475)	-
Unrealized foreign exchange gain (loss)	637	(73)
Finance cost	-	(1)
Accretion of reclamation provision	(46)	(13)
Interest expense	(139)	(106)
Income before income taxes	8,319	436

Income taxes:
Current income tax expense	(4,255)	(118)
Deferred income tax recovery	1,028	245
Income tax recovery (expense)	(3,227)	127
Net income	$5,092	$563

Other comprehensive income (loss):
Currency translation differences	(704)	361
Total comprehensive income	$4,388	$819
Earnings per share
Basic	$0.04	$0.00
Diluted	$0.03	$0.00
Weighted average number of common shares outstanding
Basic	139,726,509	124,714,723
Diluted	146,635,008	127,763,043

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues

During the three months ended December 31, 2024, the Company recognized revenues of $24.4 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to $12.5 million revenues for Q4 2023, an increase of $11.9 million. The increase was due to higher realized metal prices in the quarter for silver, gold, and copper, of 29%, 29% and 13%, respectively, compared to Q4 of 2023. This, coupled with the higher payable silver equivalent ounces sold of 52% during the same period, resulted in the significant increase in revenues.

Metal prices for revenues recognized during the period were $30.21 per ounce of silver, $2,564 per ounce of gold, and $9,300 per tonne of copper, with comparable prices for Q4 2023 were $23.50 per ounce of silver, $1,994 per ounce of gold, and $8,202 per tonne of copper.

Payable silver equivalent ounces sold in the current period were 889,294 ounces, compared to 584,061 ounces in Q4 2023.

Cost of Sales & Mine Operating Income

During the three months ended December 31, 2024, cost of sales was $13.9 million, compared to $10.0 million in Q4 2023, an increase of $3.9 million. The increase is directly attributable to more volume sold partly offset by a quarterly average weaker Mexican peso exchange rate compared to Q4 2023 by about 14%. Gross margin was higher than previous quarters as a result of more ounces sold per tonne processed when compared with prior year quarter, as tonnes processed were up 26% while silver equivalent ounce sold were up 52%. Tonnage processed in Q4 2024 was 181,733 tonnes, compared to 143,798 tonnes in Q4 2023.

Mine operating income, after depreciation and depletion, was $10.5 million, compared to $2.6 million in Q4 2023. Mine operating income was higher than Q4 2024 as a result of increased payable silver equivalent ounces sold and higher realized metal prices in the current quarter, as described above and in the “Revenues” section.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses was $1.7 million, compared to $1.6 million in Q4 2023. The increase is a result of higher salaries and benefits, primarily as a result of increased profit-sharing provisions for employees in Mexico from improved financial performance.

Share-based payments was $0.4 million, compared to $0.5 million in Q4 2023, with the decrease being a result of the vesting of previously issued options and restricted share units at lower prices compared to Q4 2023.

Other Items

Loss on long-term investments was $0.3 million compared to a loss of $0.03 million in Q4 2023. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources, as well as the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold.

Unrealized loss on derivatives was $0.4 million compared to Nil million in prior year quarter. This is a direct result of US dollar/Mexican Peso foreign exchange forward contracts entered into during the current quarter to mitigate risks surrounding the Company of material foreign exchange movements that could cause the Company to incur material losses.

Foreign exchange gain for the period was $0.6 million, a change of $0.7 million compared to a loss of $0.1 million in Q4 2023. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the quarter ended December 31, 2024, the US dollar appreciated in relation to the Mexican peso and Canadian dollar, resulting in higher unrealized foreign exchange gain.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Current and Deferred Income Taxes

Current income tax expense was $4.3 million in Q4 2024, a change of $4.2 million compared to an income tax expense $0.1 million for Q4 2023. The movement relates primarily to increased operating profits generated in Q4 2024, which resulted in increased income tax expense.

Deferred income tax recovery was $1.0 million, a change of $0.8 million compared to a recovery of $0.2 million in Q4 2023. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related  to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income

Net income was $5.1 million for the period, or $0.04 per basic share and $0.03 per diluted share, compared to net income of $0.6 million, or $0.00 per based and diluted share during Q4 2023. The changes are a result of the items noted above, including increases in revenues and mine operating income, as well as increased foreign exchange gains. The positive movements were partially offset by increases to cost of sales, loss on long-term investments, current income tax expenses and unrealized loss on derivatives. The remaining items were consistent, showing no significant variances as noted above.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Accounting Standards Measures”)

EBITDA was $9.1 million, an increase of $8.0 million when compared to $1.1 million for Q4 2023. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, changes in interest expense and income, as well as any changes in income taxes. See Non-IFRS Accounting Standards Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $10.0 million, an increase of $8.0 million when compared to adjusted earnings of $2.0 million in the corresponding quarter in 2023. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, unrealized gains and losses related to derivative liabilities, write-downs of equipment and movements in foreign exchange. See Non-IFRS Measures for a reconciliation for adjusted earnings.

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Accounting Standard Measures”)

Cash costs per silver equivalent payable ounce was $13.88, compared to $15.04 for Q4 2023. The reduction in costs of 8% is attributable to higher ounces sold of 52% in Q4 2024 when compared to Q4 2023 and improvements in the US dollar to Mexican Peso exchange rate.

All-in sustaining cash costs per silver equivalent payable ounce was $18.62, compared to $21.67 for Q4 2023. The reduction in costs is a result of the items mentioned above, with no significant difference between the comparable quarter in sustaining capital and exploration costs, as well as general and administrative expenses.

See Non-IFRS Accounting Standard Measures for a reconciliation for cash costs and all-in sustaining cash costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Selected Annual Information – Year ended December 31, 2024, compared to year ended December 31, 2023:

	2024	2023
Revenue from mining operations	$66,178	$43,889
Cost of sales	42,977	36,070
Mine operating income	23,201	7,819

Operating expenses
General and administrative expenses	6,226	5,620
Share-based payments	2,035	2,269
	14,940	(70)

Other items
Interest and other income	364	414
Loss on long-term investments	(172)	(931)
Unrealized loss on derivative liability	(475)	-
Fair value adjustment on warrant liability	-	478
Foreign exchange gain	979	110
Finance cost	(10)	(81)
Accretion of reclamation provision	(197)	(49)
Write-down of uncollectible account	(621)	-
Interest expense	(387)	(381)
Income (loss) before income taxes	14,421	(510)

Income taxes:
Current income tax recovery (expense)	(6,288)	527
Deferred income tax (expense) recovery	(33)	525
Income tax (expense) recovery	(6,321)	1,052
Net income	8,100	542

Other comprehensive income (loss)
Currency translation differences	(827)	15
Total comprehensive income	$7,273	$557
Earnings per share
Basic	$0.06	$0.00
Diluted	$0.06	$0.00
Weighted average number of common shares outstanding
Basic	134,599,532	121,261,696
Diluted	141,331,864	125,346,674

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $66.2 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to $43.9 million revenues for year ended December 31, 2023, an increase of $22.3 million. The sales are higher than prior year because of higher payable silver equivalent ounces sold in the current period of 2.52 million, compared to 2.08 million in 2023, an increase of 23%, and higher realized metal prices in 2024 compared with prior year.

Metal prices for revenues recognized during the period were $29.21 per ounce of silver, $2,487 per ounce of gold, and $9,251 per tonne of copper, compared to $23.46, $1,953, and $8,439, respectively, for the same period in 2023. The increases in metal prices year over year represented 25% per ounce of silver sold, 27% per ounce of gold, and 10% per tonne of copper.

Cost of Sales & Mine Operating Income

Cost of sales was $43.0 million, compared to $36.1 million in 2023, an increase of $6.9 million. The increase in cost of sales is partially attributable to higher tonnes milled of 5%, which resulted in higher overall costs. The increase is also attributed to a stronger average Mexican peso during the first half of the year, which directly impacted labour and contractor costs. This was partially offset by the weakening of the Mexican peso in the second half of 2024 by approximately 12%, which was favorable to the Company's cost structure.

Mine operating income was $23.2 million, compared to $7.8 million in 2023. The increase in mine operating income is a result of the increased revenues, with offsetting increases in cost of sales, when compared to the comparative period, as noted above.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses was $6.2 million, compared to $5.6 million in the comparable period, with any increases coming from salaries and benefits, primarily as a result of increased profit-sharing provisions for employees in Mexico from improved financial performance.

Share-based payments was $2.0 million, compared to $2.3 million in the comparable period, a decrease of $0.3 million. The decrease is a direct result of the timing of option and RSU grants, and fluctuations in share price from period to period.

Other Items

Loss on long-term investments was $0.2 million, a positive movement of $0.7 million compared to a loss of $0.9 million in the comparable period. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources from period to period, as well as the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold.

Unrealized loss on derivatives was $0.5 million compared to Nil million in prior year. This is a direct result of US dollar/Mexican Peso foreign exchange forward contracts entered into during the current quarter to mitigate risks surrounding the Company of material foreign exchange movements that could cause the Company to incur material losses.

Fair value adjustment on warrant liability was Nil, a negative movement of $0.5 million compared to a gain of $0.5 million in the comparable period in 2023. The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar-denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility. All US dollar-denominated warrants expired in September 2023, thus there is no adjustment for 2024

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Foreign exchange gain for the period was $1.0 million, a positive movement of $0.9 million compared to a gain of $0.1 million in the comparable period in 2023. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the period, the Canadian dollar and the US dollar remained constant in relation to the Mexican peso except for the second half of 2024 where the Mexican peso depreciated against both currencies, resulting in an overall foreign exchange gain for the period. During the year  ended December 31, 2023, the US dollar appreciated in relation to the Mexican peso and Canadian dollar, resulting in a foreign exchange gain.

The write down of uncollectible account was $0.6 million, a negative movement of $0.6 million compared to Nil in 2023, as there was no comparable transaction in 2023.

Current and Deferred Income Taxes

Current income tax expense was $6.3 million, compared to a current income tax recovery of $0.5 million in the comparable period. The movements are a result of higher profits generated in 2024, resulting in increased income tax expense, whereas in 2023, the Company was in a recovery position.

Deferred income tax expense was less than $0.1 million compared to a recovery of $0.5 million in 2023. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income

Net income was $8.1 million for the period, or $0.06 per share, compared to net income of $0.5 million, or $0.00 per share during the comparable period in 2023. The changes are a result of the items noted above, which are primarily positive movements from increases in revenues, mine operating income, foreign exchange gains as well as decreases in share-based payments and losses on long-term investments between the two comparable periods. Net income was also impacted by negative movements such as increases to general and administrative expenses, fair value adjustments on the warrant liability, and the write-down of an uncollectible account.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Accounting Standard Measures”)

EBITDA was $18.0 million, an increase of $15.5 million when compared to $2.5 million for the comparable period. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, and any changes in income taxes. See Non-IFRS Accounting Standard Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $21.3 million, an increase of $16.7 million when compared to adjusted earnings of $4.6 million in the corresponding period in 2023. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, gains and losses related to warrants, and movements in unrealized foreign exchange. See Non-IFRS Measures for a reconciliation for adjusted earnings.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Accounting Standard Measures”)

Cash costs per silver equivalent payable ounce was $14.84, compared to $15.61 for the comparable period in 2023. The cost per ounce remained constant with prior year period with a minor decrease primarily driven by foreign exchange movements between the US dollar and Mexican peso, with the Mexican peso being depreciated on average throughout the year ended December 31, 2024 compared to the year ended December 2023.

All-in sustaining cash costs per silver equivalent payable ounce was $20.57, compared to $21.87 for the comparable period in 2023. The decrease is a result of the items noted above, as well as movements in penalties, treatment and refining charges, exploration expenses and sustaining capital expenditures.

See Non-IFRS Accounting Standard Measures for a reconciliation for cash costs and all-in sustaining cash costs.

Avino Mine Production Highlights

Q4 2024	Q4 2023	Change %		YTD 2024	YTD 2023	Change %
181,733	143,798	26%	Total Mill Feed (dry tonnes)	648,774	615,373	5%
56	56	0%	Feed Grade Silver (g/t)	61	54	13%
0.59	0.45	31%	Feed Grade Gold (g/t)	0.51	0.51	0%
0.52	0.49	6%	Feed Grade Copper (%)	0.51	0.47	9%
87%	87%	0%	Recovery Silver (%)	88%	87%	1%
74%	70%	6%	Recovery Gold (%)	71%	72%	-1%
86%	84%	2%	Recovery Copper (%)	87%	83%	5%
283,794	224,723	26%	Total Silver Produced (oz)	1,109,214	928,643	19%
2,560	1,452	76%	Total Gold Produced (oz)	7,477	7,335	2%
1,773,694	1,317,793	35%	Total Copper Produced (Lbs)	6,197,603	5,304,808	17%
735,557	558,460	32%	Total Silver Equivalent Produced (oz)[1]	2,652,498	2,415,232	10%

1. In Q4 2024, AgEq was calculated using metal prices of $31.34 per oz Ag, $2,662 per oz Au and $4.17 per lb Cu. In Q4 2023, AgEq was calculated using metals prices of $23.23 oz Ag, $1,976 oz Au and $3.71 lb Cu. For FY 2024, AgEq was calculated using metal prices of $28.24 per oz Ag, $2,387 per oz Au and $4.15 per lb Cu. For FY 2023, AgEq was calculated using metal prices of $23.39 oz Ag, $1,976 oz Au and $3.85 lb Cu. Calculated figures may not add up due to rounding.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Vice President, Technical Services, is a qualified person within the context of National Instrument 43-101, and has reviewed and approved the technical data in this document.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Non – IFRS Accounting Standards Measures

EBITDA and Adjusted earnings

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance costs
•	Amortization and depletion

Adjusted earnings excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements, fair value adjustments on outstanding warrants, derivative liability movements and other non-recurring items

Management believes EBITDA and adjusted earnings provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts and are indicative of the Company’s financial performance. There are not standardized definitions under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS Accounting Standards.

Adjusted earnings excludes share-based payments, and non-operating or recurring items such as foreign exchange gains and losses, writedown of equipment or supplies and materials inventory, fair value adjustments on outstanding warrants and fair value adjustments on derivative liabilities. Under IFRS Accounting Standards, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted earnings to aid in understanding the results of the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

The following table provides a reconciliation of net earnings in the financial statements to EBITDA, adjusted earnings and adjusted earnings per share:

Expressed in 000’s of US$, unless otherwise noted	Q4 2024	Q4 2023	YTD 2024	YTD 2023
Net income for the period	$5,092	$563	$8,100	$542
Depreciation and depletion	882	744	3,386	2,919
Interest income and other	(287)	(180)	(364)	(414)
Interest expense	139	106	387	381
Finance cost	-	1	10	81
Accretion of reclamation provision	46	13	197	49
Current income tax expense (recovery)	4,255	118	6,288	(527)
Deferred income tax expense (recovery)	(1,028)	(245)	33	(525)
EBITDA	$9,099	$1,120	$18,037	$2,506
Fair value adjustment on warrant liability	-	1	-	(478)
Unrealized loss on derivatives	475	-	475	-
Share-based payments	434	460	2,035	2,269
Write-down of uncollectible asset	-	-	621	-
Write down of equipment and supplies and materials inventory	578	319	1,144	414
Unrealized foreign exchange (gain) loss	(636)	$72	(979)	(110)
Adjusted earnings	$9,950	$1,972	$21,333	$4,601
Shares outstanding (diluted)	146,635,008	127,763,043	141,331,864	125,346,674
Adjusted earnings per share	$0.07	$0.02	$0.15	$0.04

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot silver, gold and copper prices for the corresponding period.

Cash cost per payable ounce and all-in sustaining cash cost per payable ounce are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS Accounting Standard measures is similar to that reported by other mining companies. Total cash cost per payable ounce and all-in sustaining cash cost per payable ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS Accounting Standards as issued by the IASB, and are disclosed in addition to IFRS Accounting Standards measures.

Cash cost per silver equivalent payable ounce

Management believes that the Company’s ability to control the cash cost per silver equivalent payable ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $1,533 for the year ended December 31, 2024 (December 31, 2023 - $1,041) and all of which is attributable to the Avino Mine.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS Accounting Standard measures and the Company’s consolidated financial statements are provided below. The non-IFRS Accounting Standard measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up accurately due to rounding.

The following table reconciles cost of sales to cash cost per payable AgEq oz and all-in sustaining cash cost per payable AgEq oz for the preceding quarters:

Expressed in 000’s of US$, unless otherwise noted	Avino – Consolidated
	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Cost of sales	$13,926	$8,907	$10,090	$10,054	$9,969	$9,952	$8,175	$7,974
Exploration expenses	(158)	(111)	(163)	(135)	(148)	(41)	(27)	(95)
Write down of equipment and supplies and materials inventory	(578)	(182)	(384)	-	(319)	(4)	(91)	-
Depletion and depreciation	(843)	(773)	(796)	(821)	(717)	(720)	(677)	(670)
Cash production cost	12,347	7,841	8,747	9,098	8,785	9,187	7,380	7,209
Payable silver equivalent ounces sold	889,294	525,003	537,037	610,877	584,061	543,686	452,011	506,727
Cash cost per silver equivalent ounce	$13.88	$14.94	$16.29	$14.89	$15.04	$16.90	$16.33	$14.23
General and administrative expenses	2,141	1,986	2,439	1,695	2,080	1,907	2,338	1,523
Treatment & refining charges	1,087	787	763	890	978	1,001	651	709
Penalties	745	915	626	692	834	535	634	898
Sustaining capital expenditures	555	510	162	306	318	289	270	163
Exploration expenses	158	111	163	135	148	41	27	95
Share-based payments and G&A depreciation	(473)	(570)	(687)	(459)	(487)	(665)	(878)	(374)
Cash operating cost	$16,560	$11,580	$12,214	$12,357	$12,656	$12,295	$10,422	$10,223
AISC per silver equivalent ounce	$18.62	$22.06	$22.74	$20.23	$21.67	$22.61	$23.06	$20.17

*Certain amounts shown may not add exactly to the total due to rounding differences

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

The following table reconciles cash cost per AgEq oz production cost to all-in sustaining cash cost per AgEq oz for the year ended December 31, 2024, and 2023:

Expressed in 000’s of US$, unless otherwise noted	Avino - Consolidated
	2024	2023
Cost of sales	$42,977	$36,070
Exploration expenses	(567)	(311)
Write down of equipment and supplies and materials inventory	(1,144)	(414)
Depletion and depreciation	(3,233)	(2,784)
Cash production cost	38,033	32,561
Payable silver equivalent ounces sold	2,562,211	2,086,485
Cash cost per silver equivalent ounce	$14.84	$15.61
General and administrative expenses	8,261	7,889
Treatment & refining charges	3,527	3,339
Penalties	2,978	2,900
Sustaining capital expenditures	1,533	1,041
Exploration expenses	567	311
Share-based payments and G&A depreciation	(2,188)	(2,404)
Cash operating cost	$52,711	$48,637
AISC per silver equivalent ounce	$20.57	$21.87

Included in the consolidated figures for 2024 were 26,309 silver equivalent ounces sold from the historical La Preciosa stockpiles as part of our ongoing test work.

Mine Operating Cash Flow Before Taxes

Mine operating cash flow before taxes is a non-IFRS Accounting Standard measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow before taxes is calculated as mine operating income less depreciation and depletion in cost of sales and write down or reversals of equipment and supplies and materials inventory. Mine operating cash flow  before taxes is used by management to assess the performance of the mine operations, excluding corporate activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in 000’s of US$, unless otherwise noted	Q4 2024	Q4 2023	2024	2023
Mine operating income – per financial statements	$10,456	$2,561	$23,201	$7,819
Depreciation and depletion included in cost of sales	843	717	3,233	2,784
Write down of equipment and supplies and materials inventory	579	319	1,144	414
Mine operating cash flow before taxes	$11,878	$3,597	$27,578	$11,017

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Working Capital

Management uses working capital to assess the Company’s ongoing liquidity position and future requirements, and believe it provides useful information to an investor. The Company’s working capital position is as follows:

	December 31, 2024	December 31, 2023
Current assets	$40,769	$23,535
Current liabilities	(15,534)	(13,808)
Working capital	$25,235	$9,727

Results of Operations - Summary of Quarterly Results

(000’s)	2024	2024	2024	2024	2023	2023	2023	2023
Quarter ended	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1
Revenue	$24,382	$14,616	$14,787	$12,393	$12,530	$12,316	$9,218	$9,825
Net income (loss)	5,092	1,169	1,240	599	563	(803)	1,134	(352)
Earnings (loss) per share - basic	$0.04	$0.01	$0.01	$0.00	$0.00	$(0.01)	$0.01	$0.00
Earnings (loss) per share - diluted	$0.03	$0.01	$0.01	$0.00	$0.00	$(0.01)	$0.01	$0.00
Total Assets	$148,711	$135,366	$133,702	$128,644	$128,340	$123,493	$120,469	$118,606

During Q4 2024, revenue was higher when compared to previous, primarily as a result of higher silver equivalent ounces sold and realized metal prices.

Net income and earnings per share in Q4 2024 were positive. Current quarter was higher than prior quarters mainly due to better metal realized prices, volume sold and lower cost due to cost management as noted above. For further details see “Financial Results” section.

Total assets have increased overall when compared to previous quarters, as a result of operating and financing cash flow generation, and capital investment in the operation.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes. These fluctuations are mainly caused by market conditions such as fluctuations in metal prices, currency fluctuations as well as variations in mineralization of the zones mined.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Discussion and analysis relating to the Company’s financial position, as well as movements in cash flow, is as follows:

Selected Annual Information - Statement of Financial Position

(000’s)	December 31, 2024	December 31, 2023	December 31, 2022
Cash	$27,317	$2,688	$11,245
Total current assets	40,769	23,535	25,585
Total assets	148,711	128,340	121,196
Total current liabilities	15,534	13,808	16,764
Total liabilities	23,312	22,339	23,175
Share capital	163,325	151,688	145,515
Accumulated deficit	(43,323)	(51,423)	(52,096)
Total equity	125,399	106,001	98,021

Cash and current assets have increased in the current year, as a result of higher metal prices and good cost management, partly offset by capital re-investment into mining operations at Avino and exploration expenditures. As a result of capital acquisitions, total assets have increased year over year.

Total current liabilities in 2024 compared to prior years increased, with increases mainly due to higher taxes payable from higher operational profits. The decrease in 2023 is a result of the repayment of the $5 million note payable arising from the La Preciosa acquisition that closed during 2022, as well as reductions in taxes payable and the expiration of the warrants associated with the warrant liability.

Current and total liabilities are in line with prior years, the decrease in 2023 is as a result of the addition of the aforementioned $5 million note payable, as well as increases to accounts payable as the Company ramped up production mining activities during 2022.

Share capital and total equity increased year over year as a result of shares issued as partial consideration for the La Preciosa transaction in 2022 upon closing, as well as At The Market (“ATM”) share issuances for capital expansion purposes.

Accumulated deficit has decreased year over year as a result of profitable operations. Further details are available on operations in the “Financial Results” sections.

Cash Flow

	December 31, 2024	December 31, 2023
Cash generated by operating activities	$23,124	$1,488
Cash generated by (used in) financing activities	8,015	3,488
Cash used in investing activities	(6,560)	(13,531)
Change in cash	24,579	(8,555)
Effect of exchange rate changes on cash	50	(2)
Cash, beginning of period	2,688	11,245
Cash, end of period	$27,317	$2,688

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Operating Activities

Cash generated by operating activities for the year ended December 31, 2024, was $23.1 million, an increase of $21.6 million compared to $1.5 million generated for the year ended December 31, 2023. Cash movements from operating activities can fluctuate with changes in net income and working capital movements. In second half of 2024, cash generated from operating activities increased primarily due to higher mine operating income as a result of higher levels of production activities, better realized metal prices and ounces sold. Other movements are primarily a result of working capital changes between the two periods.

Financing Activities

Cash generated by financing activities was $8.0 million for the year ended December 31, 2024, compared to $3.5 million generated for the year ended December 31, 2023. The movement is a result of proceeds from shares issued on the ATM and option exercises, partially offset by higher payments of lease and equipment loan. During the year ended December 31, 2024, the Company received net proceeds from issuance of shares for cash and from options exercise of $10.1 million (December 31, 2023 – $5.2 million). The Company also made lease and equipment loan payments totalling $2.1 million (December 31, 2023 - $1.7 million).

Investing Activities

Cash used in investing activities for the year ended December 31, 2024, was $6.6 million compared to $13.5 million for year ended December 31, 2023. Cash used in investing activities included $6.6 million (December 31, 2023 - $8.5 million) spent on the acquisition of property and equipment and exploration expenditures, as well as $5.0 million related to the repayment of the promissory note associated with the acquisition of La Preciosa during the three months ended March 31, 2023, with no comparable payment in the current period.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to continue with sustainable and profitable mining operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations. If required to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine further financing may be required. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors.

The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

During 2024, the Company received net proceeds of $9.1 million in connection with a brokered at-the-market offering issued under prospectus supplements and $1.0 million in connection with stock options exercised.

As of the date of this MD&A, the Company is using the funds as intended.

During 2024, all funds were used for exploration and evaluation activities, the acquisition of property and equipment, and the repayments of capital equipment acquired under lease and loan.

During 2021, the Company received net proceeds of $18.1 million in connection with a brokered at-the-market offering issued under prospectus supplements, $0.8 million in connection with warrants exercised and $0.2 million in connection with stock options exercised.

As of the date of this MD&A, the Company has used the funds as intended. During 2021, the Company announced an increase to its exploration from 12,000 to 30,600 metres of exploration and resource drilling. As of the date of this MD&A, over 20,000 metres of the program had been completed.

In supporting mining operations in Mexico, the Company acquired La Preciosa for net cash consideration of $15.4 million. During 2022, the remaining $3.7 million was used for exploration and evaluation activities, the acquisition of property and equipment, the repayment of capital equipment acquired under lease and loan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than those disclosed on the Commitments section of this MD&A.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)  Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel are as follows:

	2024	2023
Salaries, benefits, and consulting fees	$1,203	$1,184
Share-based payments	1,666	1,782
	$2,869	$2,966

(b)  Amounts due to/(from) related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

The following table summarizes the amounts were due to/(from) related parties:

	December 31, 2024	December 31, 2023
Oniva International Services Corp.	$95	$102
Silver Wolf Exploration Ltd.	(113)	(269)
	$18	$(167)

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s President and CEO and also a director, for consulting services. For the year ended December 31, 2024, the Company paid $281 (December 31, 2023 - $285) to ICC.

(c)  Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva are summarized below:

	2024	2023
Salaries and benefits	$974	$953
Office and miscellaneous	480	482
	$1,454	$1,435

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)  Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2023 – three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2024, no amounts were held as collateral.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

(b)  Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2024, in the amount of $27,317 and working capital of $25,235 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of note payable and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2024, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$10,292	$10,292	$-	$-
Derivative liability	475	475	-	-
Equipment loans	202	174	28	-
Finance lease obligations	2,612	1,620	992	-
Total	$13,581	$12,561	$1,020	$-

(c)  Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not materially exposed to interest rate risk, as any material debt obligations that bear interest are fixed and not subject to floating interest rates. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	December 31, 2024		December 31, 2023
	MXN	CDN	MXN	CDN
Cash	$13,989	$396	$13,338	$70
Due from related parties	2,287	-	4,558	-
Long-term investments	-	1,742	-	1,236
Reclamation bonds	-	6	-	6
Amounts receivable	3,599	24	18,644	26
Accounts payable and accrued liabilities	(65,989)	(46)	(95,662)	(150)
Due to related parties	-	(136)	-	(135)
Finance lease obligations	(2,031)	(549)	(1,129)	(217)
Net exposure	(48,145)	1,437	(60,251)	836
US dollar equivalent	$(2,349)	$998	$(3,567)	$577

Based on the net US dollar denominated asset and liability exposures as at December 31, 2024, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the year ended December 31, 2024, by approximately $144 (2023 - $304). The Company has entered into certain foreign currency contracts to mitigate this risk, and during the year ended December 31, 2024, recorded a derivative liability of $475 (2023 - $Nil).

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2024, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $36 ($December 31, 2023 - $134).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2024, a 10% change in market prices would have an impact on net earnings (loss) of approximately $119 (December 31, 2023 - $86).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

(d) Classification of Financial Instruments

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2024:

	Level 1	Level 2	Level 3
Financial assets
Cash	$27,317	$-	$-
Amounts receivable	-	3,350	-
Due from related parties	18	-	-
Long-term investments	1,190	-	57
Total financial assets	$28,525	$3,350	$57

Financial liabilities
Derivative liability	-	-	(475)
Total financial liabilities	$-	$-	$(475)

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2023:

	Level 1	Level 2	Level 3
Financial assets
Cash	$2,688	$-	$-
Amounts receivable	-	3,303	-
Long-term investments	934	-	-
Total financial assets	$3,622	$3,303	$-

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at December 31, 2024, the Company’s Level 3 financial instruments consisted of share purchase warrants in Silver Wolf Exploration Ltd. and Endurance Gold Corp.. See Note 7 for further details.

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 11 of the consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2024	December 31, 2023
Not later than one year	$180	$714
Later than one year and not later than five years	1,052	1,241
Later than five years	3,312	3,965
	$4,544	$5,920

Office lease payments recognized as an expense during the year ended December 31, 2024, totalled $39 (December 31, 2023 - $29).

Due to the nature of the Company’s activities, the Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. At the reporting date, none of such claims and legal proceedings are considered probable of resulting in a material loss or judgment against the Company.

Subsequent Events

Subsequent to December 31, 2024, the Company issued 371,250 common shares through the exercise of 371,250 stock options at an average exercise price of C$1.38 for proceeds of C$513

Subsequent to December 31, 2024, Silver Wolf Exploration Ltd. (“Silver Wolf”) provided notice of their intention to exercise the final payment associated with the Option Agreement (see Note 8 of the financial statements for details). At the date of this MD&A, title transfer is in process and no shares of Silver Wolf have been issued to the Company.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at March 11, 2025 the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	140,936,892	-	-
Restricted Share Units (“RSUs”)	3,540,868	-	0.04 – 2.06
Stock options	7,303,750	C$0.78 - C$1.64	0.40 – 4.04
Fully diluted	151,781,510

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

The following are details of outstanding stock options as at December 31, 2024 and March 11, 2025:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (December 31, 2024)	Number of Shares Remaining Subject to Options (March 11, 2025)
August 4, 2025	C$1.64	1,570,000	1,315,000
March 25, 2027	C$1.20	1,905,000	1,895,000
May 4, 2027	C$0.92	25,000	25,000
March 29, 2028	C$1.12	1,870,000	1,870,000
July 10, 2028	C$1.12	150,000	150,000
March 25, 2029	C$0.78	2,155,000	2,048,750
Total:		7,675,000	7,303,750

The following are details of outstanding RSUs as at December 31, 2024 and March 11, 2025:

Expiry Date	Number of Shares Remaining Subject to RSUs (December 31, 2024)	Number of Shares Remaining Subject to RSUs (March 11, 2025)
March 25, 2025	556,539	556,539
March 29, 2026	1,174,288	1,174,288
April 1, 2027	1,810,041	1,810,041
Total:	3,540,868	3,540,868

Recent Accounting Pronouncements

New and amended IFRS that are effective for the current year:

Certain new accounting standards and interpretations have been published that are either applicable in the current year, or are not mandatory for the current period and have not been early adopted. We have assessed these standards, and they are not expected to have a material impact on the Company in the current or future reporting periods.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-Current with Covenants

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

In addition, the amendment  requires entities to disclose information to enable users of the financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.

The amendments were applied effective January 1, 2024. The amendments did not to have an impact on the Company’s consolidated financial statements.

Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback

The amendments require a seller/lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller/lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Change in Accounting Estimates and Errors to sale or leaseback transactions entered into after the date of initial application.

The amendments were applied effective January 1, 2024. The amendment did not to have an impact on the Company’s consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2024:

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.

Amendments to IAS 21 – Lack of Exchangeability

The amendments clarify how an entity should assess whether a currency.is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of currency not being exchangeable.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial instruments

The amendments provide guidance        on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for: contractual terms consistent with a basic lending arrangement; assets with non-recourse features and contractually linked instruments.

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”), and additional disclosures for financial instruments with contingent features.

The amendments to IFRS 9 and IFRS 7 regarding the Classification and Measurement of Financial Instruments with a mandatory application of the standard on annual reporting periods beginning on or after January 1, 2026.

Amendments to IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB released IFRS 18. IFRS 18 replaces IAS 1 while carrying forward many of the requirements in IAS1. IFRS 18 introduces new requirements: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. IFRS 18 requires retrospective application with specific transition provisions.

IFRS 18 regarding the Presentation and Disclosure of Financial Statements with a mandatory application of the standard on annual reporting periods beginning on or after January 1, 2027.

These standards are currently being assessed for impact on our consolidated financial statements for future reporting periods.

Disclosure Controls and Procedures

Management, including our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings and as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and has concluded that, based on its evaluation, that the Company’s disclosure controls and procedures were effective as of December 31, 2024.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Management’s Report on Internal Control over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS as issued by the IASB; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that as of December 31, 2024, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings and as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) were effective as of December 31, 2024.

The consolidated financial statements for the years ended December 31, 2024 and 2023, have been audited by Deloitte LLP, an independent registered public accounting firm, and its attestation report on management's assessment of the Company’s internal control over financial reporting as of December 31, 2024 appearing immediately preceding the Company’s audited consolidated financial statements.

Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2024

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Peter Latta, Vice President, Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.avino.com or under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding our mineral properties may not be comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2024, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.avino.com.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of March 11, 2025. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR+ with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Material linked to the Company’s website within this MD&A is not deemed to be incorporated by reference nor form a part of this MD&A.

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